December 8, 2015

VIA EDGAR

Alison T. White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	CM Finance Inc
Registration Statement on Form N-2
(File No. 333-201432)

Dear Ms. White:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CM Finance Inc hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on December 9, 2015, at 12:00 p.m., or as soon thereafter as practicable.

CM Finance Inc

By: /s/ Michael C. Mauer

Michael C. Mauer

Chief Executive Officer and

Chairman of the Board